PRESS RELEASE DATED MARCH 16, 2001

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For Immediate Release

Contact:      Richard A. Santa
              Vice President and Chief Financial Officer
              Dynamic Materials Corporation
              303-604-3938

                  DYNAMIC MATERIALS TO ACQUIRE NOBELCLAD EUROPE

(Lafayette, CO - March 16, 2001) Dynamic Materials Corporation, (Nasdaq: BOOM), "DMC", today announced that it has reached agreement to acquire 100% of the stock of Nobelclad Europe S.A. (Nobelclad) and Nitro Metall Aktiebolag (Nitro Metall) from Nobel Explosifs France (NEF). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million in calendar year 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of DMC's common stock.

The acquisition, which is expected to close in the third quarter of 2001, is subject to the customary due diligence reviews and the finalization of a definitive stock purchase agreement. An opinion that the transaction is fair, from a financial point of view, to DMC's stockholders other than SNPE Inc., also must be obtained as a condition of the transaction. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between DMC and SNPE Inc. and the assumption of approximately $1.4 million in third party bank debt associated with Nobelclad's planned acquisition of Nitro Metall from NEF prior to DMC's purchase of Nobelclad stock. DMC's acquisition of Nobelclad is expected to further strengthen the world leadership that DMC and its majority stockholder, Groupe SNPE, enjoy in the explosion cladding business.

Based in Lafayette, Colorado, Dynamic Materials Corporation is a leader in the metal working industry, and its products include explosion bonded clad metal plates and other metal fabrications for the petrochemical, chemical processing, satellite/launch vehicle, commercial aircraft, defense and a variety of other industries.

Actual results may vary materially from any forward-looking statements the Company makes. For a description of certain investment considerations, risk factors and uncertainties that should be considered in evaluating the Company's forward-looking statements, refer to the Company's Form 10-K report for the period ended December 31, 1999, as well as the Company's reports on Form10-Q for the periods ended March 31, June 30, and September 30, 2000.

              For more information on Dynamic Materials Corporation visit the Company's web site at http://www.dynamicmaterials.com